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SECURITI[ES AND EXCHANGE COMM]ISSION

06004907

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8A-035401~~

8-48925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manitou Capital Management, Inc.

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1425 Michigan Avenue
(No. and Street)

Frankfort	MI	49635
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Miller — 231.351.9887
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

P. O. Box 6547	Grand Rapids	MI	49516-6547
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410(3-91)

OATH OR AFFIRMATION

I, Diane Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Manitou Capital Management, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Diane Miller

Signature

President

Title

H. RENEE TONDU
Notary Public, Manistee County, MI
Acting in Benzie County, MI
My Commission Expires 10-19-2008

H. Renee Tondu

Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Earnings.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Shareholders' Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims to Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditors' Report on Internal Accounting Control.
	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

MANITOU CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

February 10, 2006

Board of Directors
Manitou Capital Management, Inc.
Frankfort, Michigan

We have audited the accompanying statement of financial condition of Manitou Capital Management, Inc. as of December 31, 2005, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manitou Capital Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

2330 East Paris Avenue SE • P.O. Box 6547 • Grand Rapids, MI 49516-6547 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Assets	
Cash and cash equivalents	$ 9,538
Office furniture and equipment, net of accumulated depreciation of $1,909	235
Officer advance	9,965
Total assets	**$ 19,738**

SHAREHOLDER'S EQUITY

Shareholder's equity	
Common stock - $1 par value, issued and outstanding 1,000 shares	$ 1,000
Additional paid in capital	2,829
Retained earnings	15,909
Total shareholder's equity	**$ 19,738**

The accompanying notes are an integral part of these financial statements.

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Commission revenues	**$ 2,775**
Expenses	
Depreciation	175
Regulatory fees	525
Legal and professional	4,931
Other	1,464
Total expenses	**7,095**
Net loss	**$ (4,320)**

The accompanying notes are an integral part of these financial statements.

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2005	1,000	$ 1,000	$ 2,829	$ 20,229	$ 24,058
Net loss	-	-	-	(4,320)	(4,320)
Balances, December 31, 2005	1,000	$ 1,000	$ 2,829	$ 15,909	$ 19,738

The accompanying notes are an integral part of these financial statements.

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net loss	$ (4,320)
Adjustment to reconcile net loss to net cash used in operating activities	
Depreciation	175
Net cash used in operating activities	(4,145)
Cash provided by investing activities	
Repayment of officer advance	4,392
Net increase in cash and cash equivalents	**247**
Cash and cash equivalents, January 1, 2005	9,291
Cash and cash equivalents, December 31, 2005	**$ 9,538**

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization, Operation and Concentration of Credit Risk

Manitou Capital Management, Inc.'s (the "Company") principal business activity is the selling of mutual funds to individuals and corporations primarily located in the State of Michigan. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"). The transactions are executed on an introductory basis and customer accounts are not carried by the Company.

Commission Revenue

Commission revenue is recognized on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and cash on hand.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Securities Owned

Securities owned are reported at fair value. Unrealized gains and losses are recognized currently in the statement of income.

Office Furniture and Equipment and Depreciation

Office furniture and equipment are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years.

Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code Section 1361 whereby taxable income or losses, as well as applicable tax credits, are passed directly to the shareholders for inclusion in their personal tax returns. Therefore, income taxes are not provided in the accompanying financial statements.

2. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2005, the Company had a net capital requirement and net capital of $5,000 and $9,538 respectively. The Company has no indebtedness at December 31, 2005. The maximum permissible ratio is 15 to 1.

3. RELATED PARTY TRANSACTION

The Company has advanced funds to the sole shareholder. There is no interest on the amount advanced nor is there collateral. The balance is expected to be settled within the next two years, either through repayment in the form of cash or recognition of a distribution from equity.

* * * * * *

SUPPLEMENTARY SCHEDULE

MANITOU CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Net capital	
Total shareholder's equity	$ 19,738
Deductions and/or charges	
A. Non-allowable assets	
Office furniture and equipment	235
Officer advance	9,965
Net capital	**$ 9,538**
Net capital requirement	**$ 5,000**
Excess net capital	**$ 4,538**

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

February 10, 2006

Board of Directors
Manitou Capital Management, Inc.
Frankfort, Michigan

In planning and performing our audit of the financial statements and the supplemental schedule of Manitou Capital Management, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2330 East Paris Avenue SE • P.O. Box 6547 • Grand Rapids, MI 49516-6547 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson